Ex 99(k)(4)
DISTRIBUTION PLAN
WHEREAS, Ramius Archview Credit and Distressed Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “Act”); and
WHEREAS, the Fund has been granted exemptive relief permitting it to offer multiple classes of shares (the “Exemptive Relief”); and
WHEREAS, pursuant to the Exemptive Relief, the Fund is, among other conditions, subject to Rule 12b-1 (“Rule 12b-1”) under the Act as if it were an open-end fund; and
WHEREAS, as contemplated by the Exemptive Relief, the Fund desires to adopt a Distribution Plan in all ways meeting the requirements of Rule 12b-1 as though the Fund were currently subject to such rule; and
NOW, THEREFORE, the Fund hereby adopts, and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), hereby agrees to the terms of, this distribution plan (the “Plan”) on the following terms and conditions:
1.     The Fund may pay to the Distributor and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries (collectively, “Intermediaries”) as compensation for (i) the provision of services intended to result in the sale of share of the Fund (the “Distribution Services”), including (A) providing incentive to such Intermediaries to sell shares of the Fund (“Shares”) and to provide administrative support services to the Fund and its shareholders; and (B) paying for the costs incurred in conjunction with the advertising and marketing of Shares to Intermediaries and prospective shareholders; and (ii) the provision of shareholder services with respect to the Fund (“Shareholder Services”), including (A) maintaining accounts relating to clients that invest in Shares; (B) arranging for bank wires; (C) responding to client inquiries relating to the Fund; (D) assisting clients in changing dividend options, account designations and addresses; (E) forwarding shareholder communications from the Fund such as proxies, shareholder reports, annual reports and dividend distribution and tax notices; (F) processing purchase, exchange and tender requests from clients and placing orders with the Fund or its service providers; (G) processing dividend payments from the Fund on behalf of clients; and (H) the provision of “personal service and/or the maintenance of shareholder accounts” as defined in Section 2341 of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including expenditures for overhead and other expenses of the Distributor and other affiliated and unaffiliated broker-dealers, telephone and other communications expenses relating to the provision of shareholder services and compensation to and expenses of financial advisors and other employees of the Distributor and other affiliated and unaffiliated broker-dealers for the provision of shareholder services. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the Shareholder Services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.
2.     In compensation for services provided pursuant to this Plan, the Distributor will be paid a fee in the amount and in respect of each Class of Shares as set forth on Schedule A hereto, as may be amended from time to time. Such fees shall be calculated, accrued and paid monthly or at such other intervals as the Fund and the Distributor shall mutually agree. Any payment to the Distributor in accordance with this Plan will be made pursuant to the Distribution Agreement entered into between the Fund and the Distributor. Any payments made by the Distributor to Intermediaries with funds received as compensation under this Plan will be made pursuant to a Dealer Agreement, Sub-Distribution Agreement or similar agreement entered into by the Distributor and the applicable Intermediary.
3.     This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Fund’s Trustees and (b) the Independent Board Members, cast in person at a meeting (or meetings) called for the purpose of voting on such approval.
4.     This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.
5.     The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended under the Plan.
6.     This Plan may be terminated at any time without penalty with respect to a class of shares of the Fund by the vote of a majority of the Independent Board Members or by vote of a majority of the outstanding voting securities of such class. This Plan shall terminate automatically upon assignment.
7.     This Plan may not be amended to increase materially the amount payable hereunder by a class of shares unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of such class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.
8.     While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.
9.     The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to its affiliates or other broker-dealers, financial institutions and/or intermediaries that provide distribution and/or shareholder services. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the FINRA Conduct Rules.
10.     The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.
11.     The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable class(es) of shares shall be bound.
12.     This Plan only relates to those classes of shares stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the month-end net assets of the Fund attributable to the applicable class of shares.

SCHEDULE A

Class I Shares (initial share class) - No compensation shall be payable under this Plan with respect to the Class I Shares.

Class A Shares - A Distribution and Shareholder Service Fee accrued daily and paid monthly out of the net assets of the Fund attributable to the Class A Shares, equal to 0.75% per annum of the aggregate net asset value of the Class A Shares.